FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of November 2022

Commission File Number: 0001840616

New Found Gold Corp.
(Translation of registrant’s name into English)

1430 - 800 West Pender Street
Vancouver, British Columbia
Canada  V6C 2V6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F:

Form 20-F ______        Form 40-F       X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

New Found Intercepts 85.7 G/T AU Over 5.65M & 13.4 G/T AU Over 9.05M at Keats Main Zone, Initiates Use of Chrysos PhotonAssayTM Method

VANCOUVER, British Columbia--(BUSINESS WIRE)--November 16, 2022--New Found Gold Corp. (“New Found” or the “Company”) (TSX-V: NFG, NYSE-A: NFGC) is pleased to announce the results of its Chrysos PhotonAssayTM method test program in addition to assay results from 14 diamond drill holes completed as part of a program designed to test the Keats Main Zone located along the highly prospective Appleton Fault Zone (“AFZ”). New Found’s 100%-owned Queensway project comprises a 1,650km2 area, accessible via the Trans-Canada Highway, 15km west of Gander, Newfoundland and Labrador.

Keats Drilling Highlights:

  The Company is pleased to report high-grade intervals of 85.7 g/t Au over 5.65m and 13.4 g/t Au over 9.05m in NFGC-22-705 and 56.8 g/t Au over 2.15m in NFGC-22-672 from drilling at the Keats Main Zone that was designed to expand on mineralization hosted within the Keats-Baseline Fault Zone (“KBFZ”) and to target specific high-grade gold vein orientations and vein intersections not previously well-tested. These holes were drilled at a low angle to the KBFZ to target the less well-constrained vein orientations and to identify new veins hosted within it (Figures 1, 2 and 3).
Hole No.	From (m)	To (m)	Interval (m)[1]	Au (g/t)	Zone
NFGC-22-672	54.65	56.80	2.15	56.83	Keats Main
Including	55.10	55.55	0.45	270.00
NFGC-22-705	26.40	32.05	5.65	85.67	Keats Main
Including	28.90	30.50	1.60	298.93
And	51.50	60.55	9.05	13.42
Including	52.05	53.20	1.15	47.19
And Including	54.80	56.10	1.30	40.74
Table 1: Keats Drilling Highlights

1Note that the host structures are interpreted to be steeply dipping and true widths are generally estimated to be 10% to 70% of reported intervals. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional uncertainty in true width. Composite intervals reported carry a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2m with a maximum of 2m consecutive dilution. Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au. Grades have not been capped in the averaging and intervals are reported as drill thickness.

Chrysos PhotonAssayTM Highlights:

  Following detailed testwork and a quality control program, the Company and its consultants have found the Chrysos PhotonAssayTM (“photon assay”) method to be an appropriate technique for determining gold content in Queensway Project samples. Over the past several months, the Company tested hundreds of samples in the low, mid, and high-grade range, comparing the results of the photon assay method to traditional fire assay, and found a very strong correspondence of the results.
  Moving forward, the Company will use the photon assay method at MSALABS’ (“MSA”) Val-d’Or facility as well as ALS Minerals’ (“ALS”) Vancouver laboratory for traditional fire assay and screen fire determination, to ensure the most efficient turnaround times on assays. The ongoing quality control (QC) program will include analysis of some samples by both methods to monitor accuracy.
  Mineralization reported today provided the photon assay test program with the ultra-high-grade (+100 g/t) gold material that is often found in the Keats Main Zone and provided an important component of the QAQC test work program.

Melissa Render, VP Exploration for New Found stated: “Today’s results are impressive and continue to outline high-grade gold mineralization that can be found in multiple orientations at Keats. We are also excited to debut the use of the Chrysos PhotonAssayTM method following several months of testwork, clearing the way for New Found to begin shipping a steady flow of material to MSALABS for assaying. The photon assay method is efficient, non-destructive, cost effective, and environmentally friendly. These are important attributes that we strive to incorporate into all aspects of exploration at New Found Gold and we are excited to partner with Chrysos and MSALABS to apply this technology at Queensway.”

“Prior to releasing photon assay results, New Found conducted a thorough evaluation of the method by doing extensive testing against fire assay determinations. Even though over 3 million photon assays have been reported worldwide to date, it was important to prove to management that the method does not bias gold results with respect to fire assay for Queensway samples,” reports Lynda Bloom, a sampling and assay expert that has assisted New Found with its QC programs and who has evaluated photon assay data for several other projects.

Drillhole Details

Hole No.	From (m)	To (m)	Interval (m)[1]	Au (g/t)	Zone
NFGC-22-551	42.55	45.50	2.95	1.88	Keats Main
Including	45.20	45.50	0.30	10.61
And	50.00	52.00	2.00	1.14
And	77.50	83.40	5.90	5.07
Including	77.50	78.05	0.55	12.52
Including	80.20	80.70	0.50	10.99
Including	81.80	82.40	0.60	16.86
And	129.10	131.45	2.35	2.29
Including	129.65	130.15	0.50	10.19
NFGC-22-562	54.20	59.85	5.65	2.05	Keats Main
And	74.50	76.50	2.00	8.35
Including	75.50	76.50	1.00	16.63
And	94.40	96.40	2.00	1.05
NFGC-22-589	25.10	27.40	2.30	1.87	Keats Main
NFGC-22-620	108.00	111.00	3.00	2.32	Keats Main
NFGC-22-624	40.60	43.00	2.40	1.02	Keats Main
And	76.00	78.00	2.00	2.14
And	93.00	95.20	2.20	1.13
NFGC-22-637	22.00	24.45	2.45	2.12	Keats Main
And	26.00	28.00	2.00	1.22
And	44.00	47.40	3.40	1.69
NFGC-22-648	70.60	72.90	2.30	1.53	Keats Main
NFGC-22-672	54.65	56.80	2.15	56.83	Keats Main
Including	55.10	55.55	0.45	270.00
And	88.65	91.55	2.90	4.87
Including	88.65	89.00	0.35	38.60
NFGC-22-680	104.00	109.30	5.30	1.55	Keats Main
And	124.05	127.50	3.45	2.37
And	150.10	153.00	2.90	1.47
NFGC-22-698	10.20	12.85	2.65	3.54	Keats Main
And	73.45	75.75	2.30	1.02
NFGC-22-705	26.40	32.05	5.65	85.67	Keats Main
Including	28.90	30.50	1.60	298.93
And	51.50	60.55	9.05	13.42
Including	52.05	53.20	1.15	47.19
Including	54.80	56.10	1.30	40.74
And	63.00	65.45	2.45	5.79
Including	65.00	65.45	0.45	25.17
And	68.00	80.00	12.00	1.51
And	83.80	90.00	6.20	2.17
And	126.80	131.00	4.20	1.48
And	163.30	165.40	2.10	1.10
NFGC-22-714	12.90	15.00	2.10	1.39	Keats Main
And	36.60	45.30	8.70	1.39
And	48.65	51.00	2.35	1.85
And	55.80	58.00	2.20	2.95
Including	55.80	56.30	0.50	10.35
And	73.90	76.00	2.10	1.21
And	176.15	178.60	2.45	3.49
Including	178.00	178.30	0.30	13.60
NFGC-22-722	29.90	32.25	2.35	1.01	Keats Main
NFGC-22-785	8.55	13.00	4.45	1.35	Keats Main
And	52.75	56.05	3.30	1.37
And	62.80	64.90	2.10	1.01
Table 2: Summary of composite results reported in this press release for Keats
1Note that the host structures are interpreted to be steeply dipping and true widths are generally estimated to be 10% to 70% of reported intervals. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional uncertainty in true width. Composite intervals reported carry a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2m with a maximum of 2m consecutive dilution. Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au. Grades have not been capped in the averaging and intervals are reported as drill thickness.

Hole No.	Azimuth (°)	Dip (°)	Length (m)	UTM E	UTM N
NFGC-22-551	300	-45	284	658274	5427561
NFGC-22-562	299	-45.5	141	658264	5427567
NFGC-22-589	300	-45	129	658247	5427562
NFGC-22-620	300	-45	123	658289	5427581
NFGC-22-624	300	-45	111	658278	5427588
NFGC-22-637	300	-45	93	658267	5427595
NFGC-22-648	300	-45	141	658284	5427598
NFGC-22-672	133	-70	213	658052	5427473
NFGC-22-680	127	-60	231	658052	5427474
NFGC-22-698	134	-67	231	658063	5427496
NFGC-22-705	131	-68	219	658028	5427429
NFGC-22-722	24	-69	99	658052	5427474
NFGC-22-714	138	-77	216	658028	5427429
NFGC-22-785	300	-45	273	657918	5427265
Table 3: Details of drill holes reported in this press release

Discussion

  The Chrysos PhotonAssayTM method has been in development for nearly 15 years and was originally developed at Australia’s national science agency, CSIRO.
  The Chrysos PhotonAssayTM method uses high-energy X-rays to excite atomic nuclei which emanate a unique signature that can be measured allowing the rapid analysis of gold in approximately two minutes. Further information regarding the photon assay method can be found on the following website: https://chrysoscorp.com/photonassay/.
  Chrysos PhotonAssayTM machines have been commissioned by some of the largest commercial assay laboratories including Intertek's laboratory facility in Perth, Australia. The method has been used by a broad spectrum of gold mining and exploration companies for over five years, primarily in Australia, for mine control to disclosure of resource estimates. Kirkland Lake Gold (now Agnico Eagle) has a unit installed at its Fosterville Mine in Victoria, Australia, and Barrick Gold with MSALABS’ operates a unit at its Bulyanhulu mine in Tanzania.
  The benefits of utilizing the Chrysos PhotonAssayTM method include a more cost-effective analysis of larger samples that are nearly 15 times the size of a standard 30-g fire assay and better turnaround times. It is non-destructive which allows the same material to be re-assayed by other methods for gold or other testwork. It is an environmentally friendly alternative to traditional fire assay methods that utilize lead in the process.
  The test program included a total of 651 approximately 450-g samples that were initially analysed using the Chrysos PhotonAssayTM method at MSALABS in Val-d’Or and then subsequently shipped to ALS Minerals in Vancouver for follow-on screen metallic fire assay or standard fire assay method for comparison. The results from the test program demonstrate that the two methods agree well, and the Company and its consultants concluded that the photon assay method is appropriate for Queensway samples.

Queensway 400,000m Drill Program Update

Approximately 76% of the planned 400,000m program at Queensway has been drilled to date with approximately 65,635m of the core still pending assay results.

Sampling, Sub-sampling, and Laboratory

True widths of the intercepts reported in this press release have yet to be determined but are estimated to be 10% to 70% of reported core lengths. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional variability in true width. Assays are uncut, and composite intervals are calculated using a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2m with a maximum of 2m consecutive dilution. Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au.

All drilling recovers HQ core. Drill core is split in half using a diamond saw or a hydraulic splitter for rare intersections with incompetent core.

A geologist examines the drill core and marks out the intervals to be sampled and the cutting line. Sample lengths are mostly 1.0 meter and adjusted to respect lithological and/or mineralogical contacts and isolate narrow (<1.0m) veins or other structures that may yield higher grades.

Technicians saw the core along the defined cutting line. One-half of the core is kept as a witness sample and the other half is submitted for analysis. Individual sample bags are sealed and placed into totes, sealed and marked with the contents.

NFG submits samples for gold determination by fire assay to ALS Canada Ltd. and by photon assay to MSALABS since June 2022. ALS and MSA operate under a commercial contract with New Found.

Drill core samples are shipped to ALS for sample preparation in Sudbury, Ontario, Thunder Bay, Ontario, or Moncton, New Brunswick. ALS is an ISO-17025 accredited laboratory for the fire assay method.

Drill core samples are also submitted to MSA in Val-d’Or, Quebec. MSA operates numerous laboratories worldwide and maintains ISO-17025 accreditation for many metal determination methods. Accreditation of the photon assay method at the MSA Val D’Or laboratory is in progress.

At ALS, the entire sample is crushed to approximately 70% passing 2mm. A 3,000-g split is pulverized. “Routine” samples do not have visible gold (VG) identified and are not within a mineralized zone. Routine samples are assayed for gold by 30-g fire assay with an inductively-couple plasma spectrometry (ICP) finish. If the initial 30-g fire assay gold result is over 1 g/t, the remainder of the 3,000-g split is screened at 106 microns for screened metallics assay. For the screened metallics assay, the entire coarse fraction (sized greater than 106 microns) is fire assayed and two splits of the fine fraction (sized less than 106 microns) are fire assayed. The three assays are combined on a weight-averaged basis. Samples that have VG identified or fall within a mineralized interval are automatically submitted for screened metallic assay for gold.

At MSA, the entire sample is crushed to approximately 70% passing 2mm. For “routine” samples that do not have VG identified and are not within a mineralized zone, the samples are riffle split to fill two 450g jars for photon assay. The assays reported from both jars are combined on a weight-averaged basis. If one of the jars assays greater than 1 g/t, the remaining crushed material is weighed into multiple jars and are submitted for photon assay.

For samples that have VG identified or are within a mineralized zone, the entire crushed sample is weighed into multiple jars and are submitted for photon assay. The assays from all jars are combined on a weight-averaged basis.

All samples prepared at ALS or MSA are also analyzed for a multi-element ICP package (ALS method code ME-ICP61) at ALS Vancouver.

Drill program design, Quality Assurance/Quality Control and interpretation of results are performed by qualified persons employing a rigorous Quality Assurance/Quality Control program consistent with industry best practices. Standards and blanks account for a minimum of 10% of the samples in addition to the laboratory’s internal quality assurance programs.

Quality Control data are evaluated on receipt from the laboratories for failures. Appropriate action is taken if assay results for standards and blanks fall outside allowed tolerances. All results stated have passed New Found’s quality control protocols.

New Found’s quality control program also includes submission of the second half of the core for approximately 5% of the drilled intervals. In addition, approximately 1% of sample pulps for mineralized samples are submitted for re-analysis to a second ISO-accredited laboratory for check assays.

The Company does not recognize any factors of drilling, sampling or recovery that could materially affect the accuracy or reliability of the assay data disclosed.

The assay data disclosed in this news release have been verified by the Company’s Qualified Person against the original assay certificates.

The Company notes that it has not completed any economic evaluations of its Queensway Project and that the Queensway Project does not have any resources or reserves.

Qualified Person

The scientific and technical information disclosed in this press release was reviewed and approved by Greg Matheson, P. Geo., Chief Operating Officer, and a Qualified Person as defined under National Instrument 43-101. Mr. Matheson consents to the publication of this press release dated November 16, 2022, by New Found. Mr. Matheson certifies that this press release fairly and accurately represents the scientific and technical information that forms the basis for this press release.

About New Found Gold Corp.

New Found holds a 100% interest in the Queensway Project, located 15km west of Gander, Newfoundland and Labrador, and just 18km from Gander International Airport. The project is intersected by the Trans-Canada Highway and has logging roads crosscutting the project, high voltage electric power lines running through the project area, and easy access to a highly skilled workforce. The Company is currently undertaking a 400,000m drill program at Queensway, now approximately 76% complete. The Company is well funded for this program with cash and marketable securities of approximately $55 million as of November 2022.

Please see the Company’s website at www.newfoundgold.ca and the Company’s SEDAR profile at www.sedar.com.

Acknowledgements

New Found acknowledges the financial support of the Junior Exploration Assistance Program, Department of Natural Resources, Government of Newfoundland and Labrador.

Contact

To contact the Company, please visit the Company’s website, www.newfoundgold.ca and make your request through our investor inquiry form. Our management has a pledge to be in touch with any investor inquiries within 24 hours.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement Cautions

This press release contains certain "forward-looking statements" within the meaning of Canadian securities legislation, relating to exploration, drilling and mineralization on the Company’s Queensway gold project in Newfoundland and Labrador; results of the drilling program, the interpretation of drilling results, mineralization and the discovery of zones of high-grade gold mineralization; results of the Company’s Chrysos PhotonAssayTM method test program; the merits and benefits of the photon assay method and the Company’s plans to use the method in the future; plans for future exploration and drilling and the timing of same; assay results; the merits of the Queensway project; future press releases by the Company; and funding of the drilling program. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words "expects," "plans," "anticipates," "believes," “interpreted,” "intends," "estimates," "projects," "aims," “suggests,” “often,” “target,” “future,” “likely,” “appears,” “pending,” "potential," "goal," "objective," "prospective," “possibly,” “preliminary”, and similar expressions, or that events or conditions "will," "would," "may," "can," "could" or "should" occur, or are those statements, which, by their nature, refer to future events. The Company cautions that forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made, and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Except to the extent required by applicable securities laws and the policies of the TSX Venture Exchange, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include risks associated with the interpretation of drilling and assay results, possible accidents and other risks associated with mineral exploration operations, the risk that the Company will encounter unanticipated geological factors, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company's exploration plans, the risk that the Company will not be able to raise sufficient funds to carry out its business plans, and the risk of political uncertainties and regulatory or legal changes that might interfere with the Company's business and prospects. The reader is urged to refer to the Company's Annual Information Form and Management’s discussion and Analysis, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com for a more complete discussion of such risk factors and their potential effects.

Contacts

New Found Gold Corp.
Per: "Collin Kettell"
Collin Kettell, Chief Executive Officer
Email: ckettell@newfoundgold.ca
Phone: +1 (845) 535-1486

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

NEW FOUND GOLD CORP.

Date: November 16, 2022	By:	/s/ Collin Kettell,
Chief Executive Officer